UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

SPIRIT AIRLINES, INC.

(Name of Subject Company)

SPIRIT AIRLINES, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number of Class of Securities)

Thomas C. Canfield, Esq.

Senior Vice President, General Counsel and Secretary

Spirit Airlines, Inc.

2800 Executive Way

Miramar, Florida 33025

Telephone: (954) 447-7920

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Gregory V. Gooding

William D. Regner

Matthew E. Kaplan

Eric T. Juergens

Debevoise & Plimpton, LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Spirit Airlines, Inc. (“Spirit”), with the Securities and Exchange Commission on May 19, 2022, relating to the unsolicited offer by Sundown Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of JetBlue Airways Corporation, a Delaware corporation, to purchase any and all of the issued and outstanding shares of Spirit’s common stock, par value $0.0001 per share (“Spirit Common Stock”), for $30.00 per share in cash, without interest and less any required withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase. This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation

(a)	Item 4 of the Statement is hereby amended and supplemented by adding the following paragraphs at the end of subsection “Background of the Offer”:

“On June 1, 2022, Institutional Shareholder Services (“ISS”), a proxy advisory firm, published a report recommending that Spirit stockholders vote against the Frontier Merger, in large part on the basis that the transaction with Frontier did not provide Spirit with the benefit of a “reverse termination fee” in the event that the transaction did not receive antitrust regulatory approval. ISS contrasted that with JetBlue’s offer to pay a $200 million reverse termination fee to Spirit if JetBlue’s proposed transaction was accepted by Spirit but could not be consummated as a result of the failure to obtain antitrust approval.

Later on June 1, 2022, Mr. Christie spoke with Mr. Franke by telephone regarding the ISS report and potential changes to the Frontier Merger Agreement to address the concerns raised by ISS, including the addition of a reverse termination fee and potential changes to the merger consideration. Later on June 1, 2022, Debevoise sent to Latham a proposed draft of an amendment to the Frontier Merger Agreement, which contained language for the potential changes to the Frontier Merger Agreement but which did not include any proposals as to financial amounts.

On June 2, 2022, Mr. Franke and Mr. Christie, respectively joined by other members of Frontier and Spirit management, spoke by telephone. On that call, Mr. Franke informed Mr. Christie that the Frontier board of directors had met that morning and had authorized an amendment of the Frontier Merger Agreement to provide for the payment by Frontier to Spirit of a reverse termination fee in the amount of $250 million if the transaction could not be consummated as a result of the failure to obtain antitrust approval, but that the Frontier board had not authorized any change to the merger consideration. Shortly thereafter, Latham sent to Debevoise a revised draft of the amendment to the Frontier Merger Agreement that included the $250 million reverse termination fee.

Later on June 2, 2022, the Spirit Board met to consider the changes to the Frontier Merger Agreement proposed by Frontier, including the $250 million reverse termination fee. After discussion, the Spirit Board unanimously approved the proposed amendment to the Frontier Merger Agreement.

Later on June 2, 2022, Spirit and Frontier finalized the amendment to the Frontier Merger Agreement and the parties executed the amendment.”

Item 8. Additional Information

(a)

Item 8 of the Statement is hereby amended and supplemented by amending and restating the second paragraph of subsection “Regulatory Approvals—U.S. Antitrust Clearance” (with new text underlined and deleted text stricken):

“Pursuant to the requirements of the HSR Act, JetBlue may not consummate the Offer until it has filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC and the waiting period has expired. According to the Schedule TO, JetBlue filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on or about May 16, 2022. ~~Unless otherwise extended, the waiting period applicable to the purchase of Spirit Common Stock pursuant to the Offer will expire at 11:59 p.m., New York City time, on May 31, 2022. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from JetBlue. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten days after JetBlue’s substantial compliance with such request,~~ According to the Schedule TO, as amended, on May 31, 2022, JetBlue received a request for additional information and documentary material from the Antitrust Division in connection with the Offer (the “Second Request”). The effect of the Second Request is to extend the waiting period imposed by the HSR Act until 11:59 p.m., New York City time, ten days after JetBlue’s substantial compliance with such request (unless the tenth day does not fall on a business day, in which case the waiting period will be extended to 11:59 p.m., New York City time, of the next business day), though it is customary to reach a timing agreement with the Antitrust Division ~~or the FTC~~ to not consummate the Offer for a further period of time after substantial compliance. Thereafter, absent a court order, under U.S. antitrust laws, JetBlue can consummate the acquisition of Spirit Common Stock pursuant to the Offer. For the reasons discussed in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” above, the Spirit Board believes that the waiting period under the HSR Act will be extended and the Offer will likely be subject to a protracted antitrust review period. The Schedule TO stated that Spirit Common Stock will not be accepted for payment or paid for pursuant to the Offer if, before or after the expiration of the applicable waiting period under the HSR Act, the Antitrust Division, the FTC, a state, or a private party has commenced or threatens to commence an action or proceeding against the Offer or Second-Step Merger as a result of which any of the conditions described in “Item 2. Identity and Background of Filing Person—Tender Offer” would not be satisfied.”

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(L)	Spirit Letter to Stockholders, distributed by Spirit Airlines, Inc. on June 2, 2022, filed by Spirit on Form 425 dated June 2, 2022, is hereby incorporated by reference.

(a)(1)(M)	Spirit Family Note and Officer FAQs, distributed by Spirit Airlines, Inc. on June 2, 2022, filed by Spirit on Form 425 dated June 3, 2022, is hereby incorporated by reference.

(a)(1)(N)	Press Release of Spirit dated June 3, 2022, filed by Spirit on Form 425 dated June 3, 2022, is hereby incorporated by reference.

(e)(27)	Amendment to Agreement and Plan of Merger, dated June 2, 2022, by and among Spirit Airlines, Inc., Frontier Group Holdings, Inc. and Top Gun Acquisition Corp, filed as Exhibit 2.1 to Spirit’s Form 8-K dated June 2, 2022, is hereby incorporated by reference.

Annex B

(a)

Annex B of the Statement is hereby amended and supplemented by amending and restating the subsection “Other Covenants—Appropriate Action; Consents; Filings” (with new text underlined and deleted text stricken):

“Each of Frontier and Spirit agreed to use their respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by the merger agreement as promptly as practicable, and (ii) obtain from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations, confirmations, clearances, certificates, exemptions, registrations or orders required to be obtained by Frontier or Spirit or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental entity (including those in connection with the HSR Act), in connection with the authorization, execution and delivery of the merger agreement and the consummation of the transactions contemplated herein. Neither Frontier nor Spirit, in connection with the receipt of any necessary license, permit, waiver, approval, authorization or order of a governmental entity (including under the HSR Act), will be required to sell, hold separate or otherwise dispose of or conduct their business (or, following the closing, the combined business) in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business (or, following the closing, the combined business) in a specified manner, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business (or, following the closing, the combined business) in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Frontier, Spirit or their respective subsidiaries or affiliates~~.~~ (each a “Divestiture Action”) if such action would or would reasonably be expected to result in a material adverse effect on Frontier and its subsidiaries (including Spirit) following the closing of the merger when measured on a scale relative to Spirit; provided, however, that it is understood and agreed that in each case the identity of any such assets subject to a Divestiture Action shall be determined by Frontier in its sole and absolute discretion. Nothing in the merger agreement shall require any party to take or agree to take any action with respect to its business or operations in connection with obtaining required approval or clearance under any applicable competition laws unless the effectiveness of such agreement or action is conditioned upon the closing of the merger. Upon Frontier’s reasonable request, Spirit shall, and shall cause its subsidiaries to, (i) reasonably assist Frontier in any sales process (including through facilitation of reasonable due diligence) with potential purchasers of any of Spirit’s or its subsidiaries’ businesses or other assets proposed by Frontier to be subject to any sale or other disposal or hold separate and (ii) enter into one or more agreements prior to the closing of the merger with respect to any such sale or other disposal or hold separate. Frontier shall, on behalf of the parties to the merger agreement, control and lead all communications and strategy relating to obtaining all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any governmental entity or third party necessary, proper or advisable to consummate the merger and other transactions contemplated by the merger agreement and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a governmental entity; provided, however, that Frontier shall consult in advance with Spirit and in good faith take Spirit’s views into account regarding the overall strategic direction of any such litigation or approval process, as applicable, and consult with Spirit prior to taking any material substantive positions, making dispositive motions or other material substantive filings or submissions or entering into any negotiations concerning such litigation or approvals, as applicable.”

(b)	Annex B of the Statement is hereby amended and supplemented by adding the following section before the section “Specific Performance”:

“Reverse Termination Fee

The merger agreement includes a reverse termination fee of $250,000,000, payable by Frontier to Spirit in the event that the merger agreement is terminated due to either (x) a governmental authority issuing an order or taking any other action permanently enjoining or otherwise prohibiting the merger under U.S. federal competition laws, or (y) the merger having not occurred by the outside date (as defined in the merger agreement) solely to the extent that the closing condition requiring the waiting period applicable to the consummation of the merger under the HSR Act to have expired or been terminated has not been satisfied at a time when all other closing conditions to Frontier’s obligations to consummate the merger have been satisfied (or are capable of being satisfied if the closing were to occur on such date of termination).”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2022

Spirit Airlines, Inc.

By:	/s/ Thomas C. Canfield
	Name:	Thomas C. Canfield
	Title:	Senior Vice President,
General Counsel and Secretary